UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2023

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 14, 2023

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2023

Revenue of $80.5 million; Continued growth expected in the fourth quarter and into 2024

MIGDAL HAEMEK, Israel – November 14, 2023 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), announced today its financial results for the third quarter ended September 30, 2023.

Highlights of the Third Quarter of 2023

•	Revenue of $80.5 million; a 9% sequential growth;

•	GAAP operating income of $19.1 million; non-GAAP operating income of $22.2 million, representing an operating margin of 23.7% and 27.6% respectively;

•	GAAP net income of $22.1 million and non-GAAP net income of $25.2 million;

•	Positive operating cash flow of $12.4 million; and

•	FRT acquisition closed on October 31, 2023.

Forward-Looking Expectations

For the fourth quarter, management expects continued organic growth and, together with the contribution from the FRT business, Camtek’s fourth quarter revenue is expected to be at a record of between $87-89 million.

Management Comment

Rafi Amit, Camtek’s CEO commented, “Since the beginning of the third quarter we have received orders for 240 systems including an order announced yesterday for 28 systems from a tier-one customer for the inspection and metrology of High Bandwidth Memory and Heterogeneous Integration applications. Most of the orders are for installation during 2024. This healthy backlog, with additional expected orders in the pipeline, points to a year of growth for Camtek and we expect record revenue in 2024.”

Third Quarter 2023 Financial Results

Revenues for the third quarter of 2023 were $80.5 million, an increase of 9% from the previous quarter and a decrease of 2% compared to the third quarter of 2022.

Gross profit on a GAAP basis in the quarter totaled $39.0 million (48.5% of revenue), compared to a gross profit of $39.9 million (48.6% of revenue) in the third quarter of 2022. Gross profit on a non-GAAP basis in the quarter totaled $39.4 million (49.0% of revenue), compared to $40.2 million (49.0% of revenue) in the third quarter of 2022.

Operating profit on a GAAP basis in the quarter totaled $19.1 million (23.7% of revenue), compared to an operating profit of $20.6 million (25.2% of revenue) in the third quarter of 2022. Operating profit on a non-GAAP basis in the quarter totaled $22.2 million (27.6% of revenue), compared to $23.2 million (28.3% of revenue) in the third quarter of 2022.

Net income on a GAAP basis in the quarter totaled $22.1 million, or $0.46 per diluted share, compared to net income of $20.7 million, or $0.43 per diluted share, in the third quarter of 2022. Net income on a non-GAAP basis in the quarter totaled $25.2 million, or $0.52 per diluted share, compared to non-GAAP net income of $23.3 million, or $0.48 per diluted share, in the third quarter of 2022.

Cash and cash equivalents, short-term and long-term deposits and marketable securities, as of September 30, 2023 were $517.1 million compared to $506.3 million as of June 30, 2023. It is noted that $100 million was paid out in the fourth quarter following the close of the acquisition of FRT. During the third quarter, Camtek generated $12.4 million in operating cash flow.

Conference Call

Camtek will host a video conference call today via Zoom, November 14, 2023, at 9:00 am ET (16:00 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the call, please register using the following link well in advance of the call, which will email the link with which to access the call:

https://us06web.zoom.us/webinar/register/WN_WNwmJGddQ9mcWUqW3MP34w

For those wishing to listen via phone, following registration, a dial-in link will also be sent.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading high-end inspection and metrology equipment provider for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers in various phases of the production processes of semiconductor devices, from front-end and mid-end and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect and measure wafers for some of the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industry’s leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers’ requirements.

This press release is available at www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Camtek Ltd. (“we,” “us” and “our”). Forward-looking statements include our expected revenue for fourth quarter and full year 2023 and can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Our actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including the effect of the evolving nature of the recent war in Gaza between Israel and the Hamas; the impact of war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, ; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; anticipated trends and impacts related to industry component and substrate shortages and other supply chain challenges; the future purchase, use, and availability of components supplied by third parties; impurities and other disruptions to our customers’ operations, which could lower production yields or interrupt manufacturing, and could result in the cancellation or delay of purchase of our products; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China (which is our largest territory), Taiwan and Korea, some of which might be subject to the trade restrictions referred to above or involved in trade wars with countries which might impose such trade restrictions; changing industry and market trends; reduced demand for our products; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC.
While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude share based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2023	2022
	U.S. dollars
Assets

Current assets
Cash and cash equivalents	167,585	148,156
Short-term deposits	195,400	251,500
Marketable securities	26,729	-
Trade accounts receivable, net	91,370	80,611
Inventories	64,717	65,541
Other current assets	16,537	11,156

Total current assets	562,338	556,964

Long-term deposits	54,000	79,000
Marketable securities	73,368	-
Long term inventory	8,008	5,357
Deferred tax asset, net	574	1,004
Other assets, net	2,412	1,024
Property, plant and equipment, net	36,977	33,141
Intangible assets, net	652	597

Total non-current assets	175,991	120,123

Total assets	738,329	677,087

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	33,706	31,667
Other current liabilities	46,231	56,833

Total current liabilities	79,937	88,500

Long-term liabilities
Other long-term liabilities	10,228	8,748
Convertible notes	196,557	195,737
Total long-term liabilities	206,785	204,485

Total liabilities	286,722	292,985

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2023 and at December 31, 2022;
46,957,047 issued shares at September 30, 2023 and 46,505,318 at December 31, 2022;
44,864,671 shares outstanding at September 30, 2023 and 44,412,942 at December 31, 2022;	175	175
Additional paid-in capital	196,768	187,105
Retained earnings	256,562	198,720
	453,505	386,000
Treasury stock, at cost (2,092,376 shares as of September 30, 2023 and December 31, 2022)	(1,898)	(1,898)

Total shareholders' equity	451,607	384,102

Total liabilities and shareholders' equity	738,329	677,087

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2023	2022	2023	2022	2022
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	226,685	238,734	80,470	81,990	320,909
Cost of revenues	118,840	118,824	41,462	42,131	161,053

Gross profit	107,845	119,910	39,008	39,859	159,856

Operating expenses:
Research and development costs	23,428	22,175	7,756	6,976	28,859
Selling, general and administrative	36,224	36,698	12,187	12,247	49,499
Total operating expenses	59,652	58,873	19,943	19,223	78,358

Operating income	48,193	61,037	19,065	20,636	81,498

Financial income, net	16,536	2,889	5,672	2,029	6,690

Income before income taxes	64,729	63,926	24,737	22,665	88,188

Income tax expense	(6,887)	(5,650)	(2,679)	(1,950)	(8,239)

Net income	57,842	58,276	22,058	20,715	79,949

Earnings per share information:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2023	2022	2023	2022	2022
	U.S. dollars		U.S. dollars		U.S. dollars
Basic net earnings per share	1.30	1.30	0.49	0.47	1.81

Diluted net earnings per share	1.20	1.21	0.46	0.43	1.66

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic	44,614	44,778	44,728	44,370	44,158

Diluted	48,682	48,200	48,965	48,306	48,229

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2023	2022	2023	2022	2022
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	57,842	58,276	22,058	20,715	79,949

Share-based compensation	9,657	8,152	3,137	2,560	10,523
Non-GAAP net income	67,499	66,428	25,195	23,275	90,472

Non–GAAP net income per diluted share	1.39	1.25	0.51	0.48	1.88

Gross margin on GAAP basis	47.5%	50.2%	48.5%	48.6%	49.8%
Reported gross profit on GAAP basis	107,845	119,910	39,008	39,859	159,856
Share-based compensation	1,196	922	389	295	1,217
Non- GAAP gross profit	109,041	120,832	39,397	40,154	161,073
Non-GAAP gross margin	48.1%	50.6%	49.0%	49.0%	50.2%

Reported operating income attributable to Camtek Ltd. on GAAP basis	48,193	61,037	19,065	20,636	70,898

Share-based compensation	9,657	8,152	3,137	2,560	5,815
Non-GAAP operating income	57,850	69,189	22,202	23,196	76,713